UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ARCADIA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

039014204

(CUSIP Number)

Philip W. Peters

Farella Braun + Martel LLP

Russ Building

235 Montgomery Street

San Francisco, California 94104-2803

415-954-4997

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 039014204	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Moral Compass Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 1,125,769 (See Item 5)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,125,769 (See Item 5)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 039014204	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Terri Bishop
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA – Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014204	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Peter Sperling
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA – Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014204	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Darby Shupp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA – Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014204	13D	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014204	13D	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014204	13D	Page 8 of 12 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014204	13D	Page 9 of 12 Pages

EXPLANATORY NOTE

This Schedule 13D (the “Third Amended Schedule 13D”) is the third amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on behalf of Moral Compass Corporation (“MCC”), John G. Sperling 2012 Irrevocable Trust No. 1 (“Sperling Trust No. 1”), John G. Sperling 2012 Irrevocable Trust No. 2 (“Sperling Trust No. 2”), John G. Sperling 2012 Trust No. 3 (“Sperling Trust No. 3” and together with Sperling Trust No. 1 and Sperling Trust No. 2, the “Sperling Trusts”), Terri Bishop (“Bishop”), Peter Sperling (“Sperling”), and Darby Shupp (“Shupp,” together with MCC, the Sperling Trusts, Bishop, and Sperling, the “Reporting Persons”) on May 26, 2015 (as originally filed, and as amended and supplemented by each of Amendment No. 1 and Amendment No. 2 thereto, the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Arcadia Biosciences, Inc., a Delaware corporation (the “Issuer”). This Third Amended Schedule 13D constitutes an exit filing of the Reporting Persons.

Except as set forth in this Third Amended Schedule 13D, no material change in the information set forth in this Schedule 13D has occurred. Unless the context otherwise requires, capitalized terms used but not defined in this Third Amended Schedule 13D shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement, dated as of May 26, 2015, by Reporting Persons.

(b)	The business address of each of the Reporting Persons is 5115 N. Dysart Road, Suite 202 #305, Litchfield Park, Arizona 85340.

(c)

The principal business of MCC is to invest in businesses with the potential to make a meaningful social and economic impact in the world. The Sperling Trusts share equal ownership of MCC. Ms. Bishop, Mr. Sperling and Ms. Shupp comprise: (i) all of the directors of MCC; and (ii) all of the trustees of each of the Sperling Trusts. Ms. Bishop is the President of MCC and Ms. Shupp is the Secretary and Chief Financial Officer of MCC.

Ms. Bishop serves as chairman of the John Sperling Foundation, a nonprofit organization. The business address for the John Sperling Foundation is 5115 N. Dysart Road, Suite 202 #305, Litchfield Park, Arizona 85340.

Mr. Sperling serves as the Chairman of the Board of Directors of Ecliptic Enterprises Corporation, which provides spacecraft and rocket avionics, video systems and sensors. The business address for Ecliptic Enterprises is 398 W. Washington Blvd., Suite 100, Pasadena, California, 91103.

Ms. Shupp previously served as the Chairman of the Board of Directors and as chair of the Nominating and Governance Committee of the Issuer. On November 10, 2016, Ms. Shupp voluntarily resigned from the Board of Directors of the Issuer. With the resignation, Ms. Shupp also resigned from her role as chairman of the Board of Directors and as chair of the Nominating and Governance Committee.

There are no directors of MCC other than Ms. Bishop, Mr. Sperling and Ms. Shupp, and there are no executive officers of MCC other than Ms. Bishop and Ms. Shupp.

CUSIP No. 039014204	13D	Page 10 of 12 Pages

(d)

and (e). During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Moral Compass Corporation was formed under the laws of the State of Delaware. Each of the Sperling Trusts was formed under the laws of the State of Arizona. Terri Bishop, Peter Sperling and Darby Shupp are United States citizens.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

(a) and (b). As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,125,769 shares of Common Stock (the “Reporting Persons’ Shares”), representing approximately 4.6% of the Issuer’s outstanding Common Stock. This calculation is based upon approximately 24,642,960 shares of Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

MCC is the record and beneficial owner of all of the Reporting Persons’ Shares, and has the sole power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares. MCC is owned in equal amounts by the three Sperling Trusts, and therefore each of the Sperling Trusts has shared power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares. Darby Shupp, Terri Bishop and Peter Sperling serve as the three directors of MCC as well as the three trustees of each of the Sperling Trusts, and therefore have shared power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares.

(c) None of the Reporting Persons has effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock based on the number of shares of Common Stock outstanding as reported by the Issuer as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 039014204	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2023

MORAL COMPASS CORPORATION

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Secretary and CFO

JOHN G. SPERLING 2012
IRREVOCABLE TRUST NO. 1

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop
Name:	Terri Bishop
Title:	Trustee

JOHN G. SPERLING 2012
IRREVOCABLE TRUST NO. 2

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop
Name:	Terri Bishop
Title:	Trustee

CUSIP No. 039014204	13D	Page 12 of 12 Pages

JOHN G. SPERLING 2012
IRREVOCABLE TRUST NO. 3

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop
Name:	Terri Bishop
Title:	Trustee

By:	/s/ Peter Sperling
Peter Sperling

By:	/s/ Terri Bishop
Terri Bishop

By:	/s/ Darby Shupp
Darby Shupp